TEVA PHARMACEUTICAL INDUSTRIES LTD.                   barr Pharmaceuticals, Inc.
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Teva Contacts:                                            Barr Contact:
-------------                                             ------------
Investors                                                 Investors and Media
---------                                                 -------------------
Elana Holzman                 Kevin Mannix                Carol A. Cox
972 (3) 926-7554              (215) 591-8912              (201) 930-3720
elana.holzman@teva.co.il      kevin.mannix@tevausa.com    carol.cox@barrlabs.com

Media
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Ayala Miller                  Denise Bradley
972 (3) 926-7262              (215) 591-8974
ayala.miller@teva.co.il       denise.bradley@tevausa.com


For Immediate Release
---------------------

             TEVA AND BARR RECEIVE EUROPEAN COMMISSION APPROVAL FOR
                                  ACQUISITION

Jerusalem, Israel and Montvale, NJ, December 19, 2008 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) and Barr Pharmaceuticals, Inc. (NYSE: BRL) announced today that they received approval from the European Commission to proceed with Teva's acquisition of Barr.

In connection with this approval, Teva and Barr are required to divest certain formulations of 17 generic drugs in certain specific countries with respect to which they have a product overlap, representing approximately $6 million in the companies' annual sales.

The companies continue to expect that the transaction will close this month.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Western Europe.

About Barr
Barr Pharmaceuticals, Inc. is a global specialty pharmaceutical company that operates in more than 30 countries worldwide and is engaged in the development, manufacture and marketing of generic and proprietary pharmaceuticals, biopharmaceuticals and active pharmaceutical ingredients. A holding company, Barr operates through its principal subsidiaries: Barr Laboratories, Inc., Duramed Pharmaceuticals, Inc. and PLIVA d.d. and its subsidiaries. The Barr Group of companies markets more than 120 generic and 27 proprietary products in the U.S. and approximately 1,025 products globally outside of the U.S. For more information, visit www.barrlabs.com.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

The statements, analyses and other information contained herein relating to the proposed merger as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may" and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on Teva and on Barr.

Actual results may differ materially from the results anticipated in these forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition will be consummated, Teva's ability to rapidly integrate Barr's operations and achieve expected synergies, diversion of management time on merger-related issues, Teva and Barr's ability to accurately predict future market conditions, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra(R), Neurontin(R), Lotrel(R), Famvir(R) and Protonix(R), Teva's and Barr's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva or Barr may obtain U.S. market exclusivity for certain of their new generic products and regulatory changes that may prevent Teva or Barr from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, the effects of competition on our innovative products, especially Copaxone(R) sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva's ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva's Annual Report on Form 20-F, Barr's Annual Report on Form 10-K and their other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and neither Teva nor Barr undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

This communication is being made in respect of the proposed merger involving Teva and Barr. In connection with the proposed merger, Teva has filed a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of Barr, and Barr has filed a proxy statement for the stockholders of Barr, with the SEC. Before making any investment decision, Barr's stockholders and investors are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety because they contain important information about the transaction. The registration statement containing the proxy statement/prospectus and other documents is available free of charge at the SEC's website, www.sec.gov. You may also obtain the proxy statement/prospectus and other documents free of charge by contacting Barr Investor Relations at 201-930-3720 or Teva Investor Relations at 972-3-926-7554 / 215-591-8912.